Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 9, 2024

Promising Results from Drilling at Seabridge Gold's Iskut Project

Hole 17 intersects 303m of 0.75 gpt gold and 0.10% copper

Hole 18 intersects 478m of 0.49 gpt gold and 0.13% copper

Hole 20 intersects 532m of 0.48 gpt gold and 0.10% copper

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) announced today results from the first phase of this year's exploration drilling on its 100% owned Iskut project in BC's Golden triangle. Drilling has generated broad widths of important gold and copper and grades within a large potassic alteration system at the Snip North target. The scale and character of the mineralization suggest the likelihood of a nearby porphyry intrusive source feeding, and localized by, well mineralized tuffaceous stratigraphy several hundred meters thick.

Seabridge Chairman and CEO Rudi Fronk commented: "Last year's new gold discoveries at Snip North gave us clear direction on where to focus our efforts this year. We're excited by the apparent size of the event we are exploring and the substantial metal content that we have found to date. Our team believes we are now in the process of unlocking the porphyry potential we had in mind when we acquired the Iskut project. We think this is a discovery in the making."

The remaining objective at Snip North is to encounter intrusive rock with the veining and alteration characteristic of a porphyry Cu-Au mineral deposit, containing copper and gold of potentially mineable grades. To date, we have intersected an intensive and extensive potassium alteration event hosted in a tuffaceous package of the Triassic Stuhini Formation containing important gold and copper concentrations.  This mineralized package is several hundred meters thick with known dimensions of about 1.5 km by 500 meters. Potassic alteration consists of pervasive, and vein controlled, secondary biotite and orthoclase with associated magnetite.  Frequent but not abundant Quartz-Biotite-Chalcopyrite veins (B-style veins) cut this unit with localized zones of abundant disseminated chalcopyrite.

Our original interpretation of the broadly potassium-altered rocks was that we had intersected a micro-crystalline porphyritic intrusion with localized foliation and discrete intervals of thermally metamorphosed siltstone and sandstone. Aided by initial thin section petrographic analysis, we now conclude that we have encountered a series of ash tuff eruptions with locally preserved flow-top or flow-bottom breccia intervals and occasionally preserved flow banding.

Key observations with favorable implications for a potentially robust Cu-Au porphyry source:

  Extensive potassic alteration would most likely have occurred proximal to a magmatic hydrothermal event generated by a porphyritic intrusion.
  Sizeable magmatic fluid volumes were needed to account for the scale of the potassic alteration, requiring substantial energy and suggesting a large and nearby intrusive source.

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  The expected role of chemically reactive tuffaceous rocks supports the likelihood that metal concentrations would not have been displaced significantly from the source intrusion.

Initial Drill Hole Results 2024 Program at Snip North

Drill Hole ID	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)
SN-24-17	1129.8	373.0	675.9	302.9	0.75	0.10	3.0	52
	Including	595.0	650.0	55.0	1.14	0.07	1.0	14
SN-24-18	1228.0	86.5	564.5	478.0	0.49	0.13	1.5	84
	Including	233.5	282.6	49.1	0.83	0.22	2.5	60
	Including	326.1	419.0	92.9	0.68	0.25	2.2	186
	Including	484.0	506.0	22.0	0.96	0.28	2.2	120
SN-24-20	1061.7	124.5	656.0	531.5	0.48	0.10	1.2	69
	Including	363.0	612.0	249.0	0.54	0.17	1.6	120
	Including	410.0	546.0	136.0	0.69	0.20	1.7	163

True thickness of these intervals is not known, additional drilling results are required to attain an understanding of each interval's true width.  Assay precision in all Seabridge exploration drilling is provide by the systematic insertion of certified geochemical standards, blanks and duplicate samples consistent with industry standards.  Samples for assay are shipped from site by commercial carriers to ALS Laboratories and analysis at a facility in Langley, BC.

The contents of this release have been approved by William Threlkeld PGeo, Senior Vice President of the company and a qualified person under NI43-101.  Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the interpretation of the broadly potassium-altered rocks encountered in the drill program as a series of ash tuff eruptions with locally preserved flow-top or flow-bottom breccia intervals and occasionally preserved flow banding; (ii) the extensive potassic alteration most likely having occurred proximal to a magmatic hydrothermal event generated by a porphyritic intrusion; (iii) the drilling results reflecting a discovery in the making as well as progress toward unlocking the porphyry potential of the Iskut project ; and (iv) the objective at Snip North being to encounter intrusive rock with the veining and alteration characteristic of a porphyry Cu-Au mineral deposit, containing copper and gold of potentially mineable grades.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the potassic alteration will not lead to a discovery or that it does not relate to other mineralized systems at the Iskut Project, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com